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                              July 31, 2020

       Gerard M. Jacobs
       Chief Executive Officer
       Acquired Sales Corp.
       31 N Suffolk Lane
       Lake Forest, IL 60045

                                                        Re: Acquired Sales
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 6, 2020
                                                            File No. 333-232985

       Dear Mr. Jacobs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2019 letter.

       Form S-1/A filed July 6, 2020

       Selling Stockholders, page 45

   1. For your selling stockholders that are entities, please identify the natural persons who hold investment and/or
voting power over such shares. We note that in the footnotes to the selling stockholder
table on page 46, you list various individuals with titles such as
                                                        "Manager" or "member."
It is unclear whether these individuals have the authority to make the voting and
investment decisions on behalf of the entity that ultimately holds such shares.
 Gerard M. Jacobs
FirstName  LastNameGerard M. Jacobs
Acquired Sales Corp.
Comapany
July       NameAcquired Sales Corp.
     31, 2020
July 31,
Page  2 2020 Page 2
FirstName LastName
Liquidity and Capital Resources, page 49

2.       We note your response to prior comment 2. Please disclose the amount of capital
         resources needed to fund your planned operations and business expansion plans for Lifted
         Liquid for the next twelve months. To the extent you do not currently have sufficient capital, please describe the level of operations that you will be able to perform with your existing capital resources and liquidity.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
49

3. Expand your disclosure to include a comparison of the most recent interim period to the prior period. Refer to Item 303 of Regulation S-K.
Obligation to Pursue Two Opportunities, page 63

4. Please revise to clarify whether Nicholas S. Warrender is affiliated with the three companies you are obligated to pursue a potential acquisition under the merger agreement. Please clarify whether you are required to pursue all three entities, or only two of the three entities. To the extent that the acquisition of these entities may entail a related party transaction, please describe the related party relationship with these entities.
Pro Forma Consolidated Balance Sheet, page 108

5. Explain why you do not show the cash paid of $3,750,000 and purchase price allocations as Pro Forma Adjustments. Refer to Article 11 of Regulation S-X. Please be advised that since the most recent balance sheet reflects the acquisition, the presentation of the pro forma balance sheet is not necessary. See Rule 11-02(c)(1) of Article 11 of Regulation S-
         X
Pro Forma Consolidated Statements of Operations, page 108

6. Please include a pro forma Consolidated Statements of Operations for the period ending
         March 31, 2020 along with footnotes describing each adjustment. See Rule 11-02(c)(2) of
         Article 11 of Regulation S-X.
Note 1 - Description of the Business of Acquired Sales Corp., page 131

7. Your table on page 137 indicates that you recognized $22,292,767 or 94% of the total purchase price of Warrender Enterprise Inc. to Goodwill. In light of the significant allocation to Goodwill, please explain your analysis related to the recognition of identifiable assets acquired and liabilities assumed. Refer to ASC 805-20-25. That is, please explain why only a minimal amount of value was attributable to intangible assets acquired. In addition, expand your disclosures to provide a qualitative description of the factors that make up the goodwill recognized. Refer to ASC
805-30-50-1.
 Gerard M. Jacobs
FirstName  LastNameGerard M. Jacobs
Acquired Sales Corp.
Comapany
July       NameAcquired Sales Corp.
     31, 2020
July 31,
Page  3 2020 Page 3
FirstName LastName
8. Please expand your disclosure to include all of the information required under ASC 805-
         10-50.h. In addition, please clarify how you determined the fair value of the shares of common stock and warrants issued as part of the consideration to consummate this acquisition. See ASC 820.
9. Please provide your analysis supporting your conclusion that the company is the accounting acquirer. Based on the factors disclosed, it appears that Warrender Entreprise
         Inc. might be the accounting acquirer. Your analysis should address ASC 805-10-55-11 to 55-14 in detail. In addition, we refer you to ASC 805-40-30-2.
OLCC Review of New Directors of the Company, page 138

10. Please clarify the consequences and risks if the Oregon Liquor Control Commission objects to either Nicholas S. Warrender or Kevin J. Rocio serving as directors of the company. In particular, please clarify the effect on your licensure, management structure, and/or the merger agreement with Warrender Enterprises.
Note 4 - The Company's Investments in Ablis, Bendistrillery and Bend Spirits, page 150

11. Please explain why your assessment of impairment is sufficient to comply with ASC 321-
         10-35-3. That is, "infrequent and relatively brief conversations with officers of the these companies" is adequate to assess whether these investments are recoverable and that there has been no diminution of their value since you made your investments. Exhibits and Financial Statement Schedules, page 163

12. Please revise your Exhibits Index to describe the filing and the date of the filing where your exhibits may be found if they are not otherwise attached to your registration statement.
General

13. Please revise your registration statement to provide for a fixed offering price, as delayed or continuous offerings may not be sold on an at-the-market basis unless they are trading in an existing trading market. Please refer to Rule 415(a)(4) for further guidance. We do not currently recognize the OTC Pink as an existing trading market for the purposes of
         Rule 415. Until your common stock is quoted on an existing trading market, such as the
         OTC BB, OTCQX or OTCQB, or listed on an exchange, your selling stockholders must sell their shares of common stock at a fixed offering price that you provide in accordance with Item 501(b)(3) of Regulation S-K.
 Gerard M. Jacobs
FirstName  LastNameGerard M. Jacobs
Acquired Sales Corp.
Comapany
July       NameAcquired Sales Corp.
     31, 2020
July 31,
Page  4 2020 Page 4
FirstName LastName
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at
(202) 551-3334 or Edwin Kim, Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      David S. Hunt